MAIL STOP 3561

August 8, 2006

Mr. J. Patrick Kenny
Chief Executive Officer
Drinks Americas Holdings, Ltd.
372 Danbury Road
Wilton, CT   06897

> **Re: Drinks Americas Holdings, Inc.**
> **Form 10-KSB**
> **Filed August 15, 2005**
> **File No. 0-19086**

Dear Mr. Kenny:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the fiscal year ended April 30, 2005

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Please revise your critical accounting policies to disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts, and other allowances). Your critical accounting policy should explain how you assess returns of products, levels of inventory in the

distribution channel, estimated shelf life (or spoilage), and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

Item 8A – Controls and Procedures

2.   Please revise to disclose whether there were any changes in internal controls during the fourth quarter of fiscal 2005. Refer to Item 308(c) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 1

3.   Please provide an audit report covering the "reclassified" financial statements for the year ended April 30, 2004.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 7

4.   Please disclose any post-shipment obligations and their effect upon your timing of revenue recognition. Please also discuss any customer incentives.

Note 9 - Debt

5.   Please tell us how you are accounting for and classifying the warrants and convertible debt issued in 2005. Please refer to the guidance in Section II.B- Other Current Accounting and Disclosure Issues – Classification and Measurement of Warrants and Embedded Conversion Features at www.sec.gov/divisions/corpfin/acctdis120105.pdf. Please note with respect to the warrants that liability classification is required if the agreement is silent as to the circumstances under which cash settlement may occur.

6.   Please tell us how you analyzed the convertible instruments in support of your apparent conclusion that no beneficial conversion feature was required to be recognized. Provide all assumptions and supporting calculations.

General

7.   Please provide a note that discloses your reportable operating segments as required by SFAS 131 or tell us why you believe this disclosure is not required. It appears to us that you have at least two segments (alcoholic and nonalcoholic brands) and perhaps more within those two broad categories.

Forms 10-QSB for the Quarters ended July 31, 2005, October 31, 2005 and January 31, 2006

Item 3. Controls and Procedures

8.   Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B.

Notes to Interim Financial Statements

9.   Please revise to include a brief discussion of the basis of presentation of the interim financial statements. Under Item 310(b) of Regulation S-B, interim financial statements must include an affirmative statement to the effect that the financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.

10.   We note that you acquired certain assets from the Rheingold Brewing Company. Please tell us whether this transaction represents the acquisition of assets or the acquisition of or succession to a business. Please refer to the guidance of Rule 11-01(d) of Regulation S-X in support of your conclusion. If this transaction represents a significant business acquisition, please file the necessary financial statements of the business on Form 8-K. If you believe the business acquisition is not significant, please provide each of the three tests of significance and provide all necessary calculations.

11.   We note that you are amortizing the intangible assets acquired in this acquisition over 190 years. Although the Rheingold name is well-known, it may not necessarily have an indefinite useful life to your business. Please tell us how you analyzed SFAS 142 in reaching your conclusion.

Exhibits 31.1 and 31.2

> 12. We note you have omitted paragraph 4(d) of your certifications as required by Item 601(b)(31) of Regulation S-B. Please revise your certifications accordingly. To the extent that additional disclosures are required to make the certifications accurate, provide such disclosures under Item 8A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or the undersigned at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies